UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Ablynx NV

(Name of Subject Company (Issuer))

Sanofi

(Name of Filing Persons (Offeror))

Ordinary Shares, no par value

American Depositary Shares, each of which represents one Ordinary Share

(Title of Class of Securities)

BE0003877942 (Ordinary Shares)

00372Y105 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	In accordance with General instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On January 29, 2018, Sanofi, a company under the laws of France, with its registered office at 54 rue La Boétie, 75008 Paris, France, announced its intention to launch a voluntary public takeover bid in cash for all outstanding ordinary shares, American Depositary Shares issued by J.P. Morgan Chase Bank, N.A., acting as depositary, warrants to acquire Ordinary Shares and 3.25% senior unsecured convertible bonds due May 27, 2020 of Ablynx NV, a limited liability company (naamloze vennootschap) under the laws of Belgium.

This filing relates solely to preliminary communications made before the commencement of the tender offer.

Additional Information

The tender offer for the outstanding ordinary shares (“Shares”), American Depositary Shares issued by J.P. Morgan Chase Bank, N.A., acting as depositary (“ADSs”), warrants (“Warrants”) and convertible bonds of Ablynx (“Bonds” and, together with the Shares, ADSs and Warrants, the “Securities”) has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any Securities of Ablynx.

At the time the tender offer is commenced, Sanofi will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, Ablynx will file a solicitation/recommendation statement on Schedule 14D-9. Holders of Securities are urged to carefully review the documents that will be filed by Sanofi and Ablynx with the SEC because these documents will contain important information, including the terms and conditions of the tender offer.

The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, are available to all holders of Securities of Ablynx at no expense to them. These documents are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi at ir@sanofi.com or on Sanofi’s website at https://en.sanofi.com/investors.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s and Ablynx’s management each believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi and Ablynx, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Sanofi’s and Ablynx’s ability to complete the acquisition on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related to Sanofi’s and Ablynx’s respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, risks associated with intellectual property, including the ability to protect intellectual property and defend patents, future litigation, the future approval and commercial success of therapeutic alternatives, and volatile economic conditions. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the SEC and the AMF made by Sanofi and Ablynx, including those listed under “Risk Factors” and “Cautionary Statement Regarding

Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016, and those listed under “Disclaimer” in the current reports on Form 6-K filed by Ablynx with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi and Ablynx do not undertake any obligation to update or revise any forward-looking information or statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of investor call on January 29, 2018.